Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Year Acquired or Formed	Percentage of Voting Securities Owned

ASI Data Services Inc (100% owned subsidiary of Northeast Bank)	Maine	1993	100%

Northeast Bank (and its 100% owned subsidiary, Northeast Bank Insurance Group, Inc.)	Maine	1987	100%